**EXHIBIT 10.35(k)**

## ELEVENTH AMENDMENT AND LIMITED WAIVER TO CREDIT AGREEMENT

ELEVENTH AMENDMENT AND LIMITED WAIVER, dated as of September 1, 2005, to the Credit Agreement referred to below (this "Amendment") among BUTLER INTERNATIONAL, INC., a Maryland corporation ("Holdings"), BUTLER SERVICE GROUP, INC., a New Jersey corporation, as Borrower (the "Borrower"); the other Credit Parties signatory hereto; GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders ("Agent") and the other Lenders signatory hereto from time to time.

W I T N E S S E T H:

WHEREAS, Borrower, the other Credit Parties signatory thereto, Agent, and Lenders signatory thereto are parties to that certain Second Amended and Restated Credit Agreement, dated as of September 28, 2001 (including all annexes, exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"); and

WHEREAS, Agent and Lenders have agreed to amend the Credit Agreement and to waive certain violations of the Credit Agreement in the manner, and on the terms and conditions, provided for herein.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.      Definitions.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Annex A of the Credit Agreement.

2.      Limited Waiver.  Agent and Lenders hereby waive, as of the Amendment Effective Date (as defined below), all Events of Default arising solely from Borrower's failure to comply with its covenants to deliver to Agent and Lenders (i) within 45 days after the end of the Fiscal Quarter ended June 30, 2005 the quarterly financial information, certifications, management discussion and analysis and all other documentation required to be delivered pursuant to Section 4.1(a) and clause (b) of Annex E of the Credit Agreement in respect of the Fiscal Quarter ended June 30, 2005 (collectively, the "Second Quarter Financial Information"); provided that Borrower shall be obligated to provide to Agent and Lenders the Second Quarter Financial Information by no later than fourteen (14) days from the Amendment Effective Date.

3.      Amendment to Section 5 of Credit Agreement.  Section 5.15 of the Credit Agreement is hereby amended as of the Amendment Effective Date by amending and restating such Section 5.15 in its entirety to read as follows:

"5.15   Issuance of Holdings' Common Stock.  Holdings agrees to issue to GE Capital, in the name of CFE, (a) twenty-five thousand shares (25,000) of common stock on September 30, 2005, (b) thirty-five thousand shares

**EXHIBIT 10.35(k) (Continued)**

(35,000) of common stock on December 30, 2005, (c) forty thousand shares (40,000) of common stock on February 28, 2006 and (d) ten thousand shares (10,000) of common stock on March 31, 2006 and on each month-end date ending thereafter until the Commitment Termination Date."

4.      Amendment to Annex A of the Credit Agreement.  Annex A of the Credit Agreement is hereby amended as of the Amendment Effective Date by:

(a)   adding the following definition in the appropriate alphabetical order:

"'Eleventh Amendment Effective Date' means the date on which each of the conditions to effectiveness of the Eleventh Amendment to this Agreement have been satisfied or waived to the satisfaction of the Agent."

(b)      Annex A of the Credit Agreement is hereby further amended as of the Amendment Effective Date by deleting the language "April 1, 2006" in clause (a) of the definition of "Commitment Termination Date" and substituting in lieu thereof the language "July 1, 2006".

5.      Amendment to Annex E of Credit Agreement.  Annex E of the Credit Agreement is hereby amended as of the Amendment Effective Date by adding the following new clause (o) immediately following clause (n) thereof:

"(o)      Four Week Net Cash Flow Forecast.  To Agent, on or prior to 1:00 p.m. (New York time) on each Thursday beginning on September 15, 2005, an updated four (4) week net cash flow forecast showing Borrower's cumulative actual and forecasted cash receipts and cash disbursements from the Amendment Effective Date, together with the actual variance for such period and such other information as may be reasonably requested by Agent, in form and substance reasonably satisfactory to Agent."

6.      Amendment to Annex G of the Credit Agreement.  Annex G of the Credit Agreement is hereby amended as of the Amendment Effective Date by amending and restating clause (e) (Maximum Leverage Ratio) in its entirety to read as follows:

"(e)      Maximum Leverage Ratio.  Borrower and its Subsidiaries on a consolidated basis shall have at the end of each period set forth below, a Leverage Ratio of not more than the following:

5.30 for the Fiscal Quarter ending September 30, 2005;
4.10 for the Fiscal Quarter ending December 31, 2005 and each Fiscal Quarter ending thereafter."

**EXHIBIT 10.35(k) (Continued)**

7.    Affirmative Covenant.  Within thirty (30) days of the Amendment Effective Date, Borrower and the Credit Parties agree that Butler of New Jersey Realty Corp., a New Jersey corporation ("Butler NJ Realty"), shall deliver to Agent, Landlord's agreement and consent for that certain real property located at 200 East Las Olas Boulevard, Suite 1730, Fort Lauderdale, FL 33031 as required pursuant to Section 5.9 of the Credit Agreement, in form and substance reasonably satisfactory to Agent.

8.    Representations and Warranties.  To induce Agent and Lenders to enter into this Amendment, each of Holdings and Borrower makes the following representations and warranties to Agent and Lenders:

(a)    The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment (the "Amended Credit Agreement") by Borrower and the other Credit Parties: (a) is within such Person's organizational power; (b) has been duly authorized by all necessary or proper corporate and shareholder action; (c) does not contravene any provision of such Person's charter or bylaws or equivalent organizational documents; (d) does not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) does not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which such Person is a party or by which such Person or any of its property is bound; (f) does not result in the creation or imposition of any Lien upon any of the property of such Person other than those in favor of Agent pursuant to the Loan Documents; and (g) does not require the consent or approval of any Governmental Authority or any other Person.

(b)    This Amendment has been duly executed and delivered by or on behalf of each of Holdings, Borrower and the other Credit Parties.

(c)    Each of this Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of Borrower and each of the other Credit Parties party thereto, enforceable against each in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)    No Default or Event of Default has occurred and is continuing after giving effect to this Amendment.

(e)    No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any Governmental Authority, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's or, to the extent applicable, any other Credit Party's right, power, or competence to enter into this Amendment or perform any of their respective obligations under this Amendment, the Amended Credit Agreement or any other Loan Document, or the validity or enforceability of this Amendment, the Amended Credit Agreement or any other Loan Document or any action

**EXHIBIT 10.35(k) (Continued)**

taken under this Amendment, the Amended Credit Agreement or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect.  To the knowledge of Holdings or Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f)　　The representations and warranties of Borrower and the other Credit Parties contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment Effective Date and the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

9.　　No Other Amendments/Waivers.  Except as expressly amended herein, the Credit Agreement and the other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms.  In addition, this Amendment shall not be deemed a waiver of any term or condition of any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

10.　　Outstanding Indebtedness; Waiver of Claims.  Each of Borrower and the other Credit Parties hereby acknowledges and agrees that as of August 31, 2005 the aggregate outstanding principal amount of (i) the Revolving Loan is $31,139.12, (ii) the Term Loan A is $11,000,000 and (iii) the Term Loan B is $18,000,000, and that such principal amounts are payable pursuant to the Credit Agreement without defense, offset, withholding, counterclaim or deduction of any kind.  Borrower and each other Credit Party hereby waives, releases, remises and forever discharges Agent, Lenders and each other Indemnified Person from any and all claims, suits, actions, investigations, proceedings or demands arising out of or in connection with the Credit Agreement (collectively, "Claims"), whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law of any kind or character, known or unknown, which Borrower or any other Credit Party ever had, now has or might hereafter have against Agent or Lenders which relates, directly or indirectly, to any acts or omissions of Agent, Lenders or any other Indemnified Person on or prior to the date hereof, provided, that neither Borrower nor any other Credit Party waives any Claim solely to the extent such Claim relates to the Agent's or any Lender's gross negligence or willful misconduct.

11.　　Expenses.  Borrower and the other Credit Parties hereby reconfirm their respective obligations pursuant to Sections 1.9 and 11.3 of the Credit Agreement to pay and reimburse Agent, for itself and Lenders, for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

12.　　Effectiveness.  This Amendment shall be deemed effective as of the date hereof (the "Amendment Effective Date") only upon satisfaction in full in the judgment of Agent of each of the following conditions:

**EXHIBIT 10.35(k) (Continued)**

(a)     <u>Amendment</u>.  Agent shall have received five (5) original copies of this Amendment duly executed and delivered by Agent, each Lender, Borrower and the other Credit Parties.

(b)     <u>Payment of Amendment Fee and Expenses</u>.  Borrower shall have paid to Agent (i) a non-refundable cash amendment fee equal to $50,000 for the <u>pro</u> <u>rata</u> account of the Lenders, and (ii) all costs, fees and expenses owing in connection with this Amendment and the other Loan Documents and due to Agent (including, without limitation, reasonable legal fees and expenses).

(c)     <u>Representations and Warranties</u>.  The representations and warranties of or on behalf of the Borrowers and the Credit Parties in this Amendment shall be true and correct on and as of the Amendment Effective Date and the date hereof, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

13.     <u>GOVERNING LAW</u>.  THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

14.     <u>Counterparts</u>.  This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

***[SIGNATURE PAGES FOLLOW]***

**EXHIBIT 10.35(k) (Continued)**

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

**BUTLER SERVICE GROUP, INC.**

By: _____

Name: _____

Title: _____

**GENERAL ELECTRIC CAPITAL CORPORATION,** as Agent and Lender

By: _____

Duly Authorized Signatory

**EXHIBIT 10.35(k) (Continued)**

The following Persons are signatories to this Amendment in their capacity as Credit Parties and not as Borrowers.

**BUTLER NEW JERSEY REALTY CORP.**

By: _____
Name: _____
Title: _____

**BUTLER INTERNATIONAL, INC.**

By: _____
Name: _____
Title: _____

**BUTLER SERVICES INTERNATIONAL, INC.**

By: _____
Name: _____
Title: _____

**BUTLER TELECOM, INC.**

By: _____
Name: _____
Title: _____

**BUTLER SERVICES, INC.**

By: _____
Name: _____
Title: _____

**BUTLER UTILITY SERVICE, INC.**

By: _____
Name: _____
Title: _____